Exhibit 99.1

AGNICO EAGLE ANNOUNCES FAVOURABLE
ISS RECOMMENDATION FOR MERGER

Toronto (November 10, 2021) – Agnico Eagle Mines Limited (TSX:AEM, NYSE:AEM) (“Agnico Eagle”) is pleased to announce that Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy advisory firm, has recommended that Agnico Eagle shareholders vote “FOR” regarding the matters to be voted on at the special meetings of shareholders in connection with the previously announced merger of equals (the “Merger”) with Kirkland Lake Gold Ltd. (TSX:KL, NYSE:KL, ASX:KLA) (“Kirkland Lake Gold”).

Recommendation to Agnico Eagle Shareholders

In recommending that shareholders of Agnico Eagle vote “FOR” the issuance of Agnico Eagle common shares to shareholders of Kirkland Lake Gold pursuant to the Merger, ISS stated, among other things:

•	“There appears to be sound strategic rationale for a combination between the companies, with the transaction anticipated to confer operational synergies on an annual basis, as well as a number of G&A synergies and strategic optimizations over five- and ten-year time horizons. The addition of members of the [Kirkland Lake Gold] board and management to the combined company should expand the expertise necessary to drive improvements and realize some of the expected synergies under the transaction. Finally, as the majority of the production and reserves of the combined company are located in Canada where both companies have a healthy track record of operations, some of the risks inherent to the achievement of synergies are partially mitigated.”

Shareholder Questions and Assistance

If you have any questions regarding the special meeting of Agnico Eagle shareholders, please contact Agnico Eagle’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (toll-free in North America) or at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

For further information regarding Agnico Eagle, contact Investor Relations at info@Agnico Eagle.com or call (416) 947-1212.

About Agnico Eagle Mines Limited

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.